

PINHOOK THOROUGHBREDS INC.

OCTOBER 2020

THE PRINCIPALS



GEORGE E. HALL

Board of Directors, Pinhook Thoro

Owner, Annestes Farms

Co-Founder, SportBLX

Founder, Clinton Group

Campaigned Ruler on Ice, Winner of the 2011 Belmont Stakes



WENDY NOEL

Board of Directors, Pinhook Thoro

Bloodstock Agent

Equine Advisor



JOSEPH A. DE PERIO

Board of Directors, Pinhook Thoro

Co-Founder, SportBLX



DALE HOLLY

Vice President Operations, Pinhook Thoro

Manager, Annestes Farm

PINHOOK THOROUGHBREDS: CORPORATE OBJECTIVES

- The Corporation will purchase weanlings in the upcoming Keeneland November 2020 Sale and January 2021 Mixed Sale and then resell them as Yearlings in July, August, & September 2021.
- The Corporation will look to raise, monitor and manage the Corporation's investment in the young bloodstock on a daily basis by providing the best level of care, nutrition, and exercise programs under the direction of Annestes Farms Manager, Dale Holly, and Bloodstock Advisor, Wendy Noel.
- The Corporation will employ Annestes Farms as the home for its bloodstock, leveraging the exceptional infrastructure and long history of fostering the growth of numerous black-type runners.
- All thoroughbred stock will be sold at various sales at the Fasig-Tipton and Keeneland Sales starting in July 2021 to September 2021 through leading consignors.
- Class C Shareholders will have redemption rights approximately one year from investment. Class A Shareholders will invest in an ongoing enterprise and be subject to their pro rata share of dividends.
- The Corporation provides an opportunity for racing fans and investors to participate in robust segment of the thoroughbred industry.

ABOUT ANNESTES FARMS



- Annestes Farms is a beautifully maintained 350 acre Thoroughbred Farm in Versailles, Kentucky, just outside Lexington
- First-class facilities with custom barns, manicured fields, natural water, mineral-rich soil, multiple barns and paddocks, and state-of-the art eurosizer exercise machines for sales-prepping racehorses

- Long history of stakes winning homebreds
- Long history of successful yearling sales
- 7.9% of horses bred are Stakes Winners versus an Industry Average of 2.6%
- Two Starters in the Kentucky Derby amongst ninety (90) horses bred and raced

ANNESTES INTRO VIDEO



WENDY NOEL: PINHOOK HIGHLIGHTS

- Long history of spotting value at weanling sales, creating value through raising the bloodstock, and positioning for sale as yearlings
- 24 hour a day, 7 day a week approach to management of weanlings
- Expertise in conformation and understanding pedigrees, and the interplay with valuation
- Historical track record of creating value
- Significant synergies with the infrastructure of Annestes Farms



Sale of Medaglio D'Oro Weanling.



Sale of Colonel John Weanling.

DALE HOLLY: HIGHLIGHTS TO APPROACH

Conformation Approach

- Focus on ascertaining balance, conformation through the legs, evaluating how the horse walks
- Look for athletic body type that will appeal to buyers
- Find under-prepped horses that can develop the right way on Annestes Farms
- Use pedigree to make predictions on develop
- Identify fixable problems in the vet report
- Analyze pedigree to make predictions on develop

Pedigree Analysis Approach

- Evaluate size, how size matches top and bottom
- Predisposition to precocious two-year olds
- Sire line is important, and finding value in second-tier sires with athletic looking horses
- Evaluating active families on the dam side
- Focus on productive dam side sires
- Data driven approach to look at comparable progeny



Consigned by South Point Sales Agency, Agent XI

Hip No. 3312 | **GRAY OR ROAN FILLY** Foaled April 10, 2019 | **Barn 25**

GRAY OR ROAN FILLY
- Cairo Prince
  - Pioneerof the Nile: Empire Maker, Star of Goshen
  - Holy Bubbette: Holy Bull, Juliac
- Dellarosa (2015)
  - Candy Ride (ARG): Ride the Rails, Candy Girl
  - Hopeful Union: Dixie Union, Hope Rises

By CAIRO PRINCE (2011). Black-type winner of $562,000, Holy Bull S. **[G2]** (GP, $240,000), etc. Sire of 3 crops of racing age, 347 foals, 188 starters, 8 black-type winners, 110 winners of 194 races and earning $8,271,893, including Royal Charlotte ($374,400, Prioress S. **[G2]** (SAR, $137,500), etc.), New and Improved ($168,500, Sands Point S. **[G2]** (BEL, $110,000)), Dean Martini ($391,380, Ohio Derby **[G3]** (TDN, $300,000)), Cairo Cat ($171,289, Iroquois S. **[G3]** (CD, $86,490)), Marquee Prince ($202,106).

1st dam
DELLAROSA, by Candy Ride (ARG). Unraced. Dam of 1 registered foal, above.

2nd dam
HOPEFUL UNION, by Dixie Union. Winner at 3 and 4, $136,054. Dam of--
Merger Arbitrage. Winner at 4, $110,533.

3rd dam
HOPE RISES, by Mr. Greeley. 4 wins in 8 starts at 3 and 4, $170,855, Santa Lucia H.-R (SA, $48,735). Dam of 3 other winners, including--
Believe in Hope. 2 wins to 4, $125,390, 3rd Norfolk S. **[G1]** (OSA, $30,000).
Lotsandlotsofhope. Placed in 1 start at 2, $9,000. Dam of 2 winners, incl.--
Extra Hope. Winner at 2 and 3, $198,251, 2nd Native Diver S. **[G3]** (DMR, $20,000), 3rd Los Alamitos Cash Call Futurity **[G1]** (LRC, $36,000), Damascus S. (SA, $12,000).

Cairo Price yearling filly.

SHAREHOLDER EXPERIENCE


Offerings
app.sportblx.com/offerings
SPORT BLX
OFFERINGS
TRADE HISTORY
SETTINGS
Completed
Equity
Horse Racing
ANNESTES THOROUGHBREDS 2
INC
CORPORATION OVERVIEW
Equity in the company.
COMPLETED
Offering Finished
VIEW DETAILS
Completed
Equity
Horse Racing
ANNESTES THOROUGHBREDS
INC
CORPORATION OVERVIEW
Equity in the company.
COMPLETED
Offering Finished
VIEW DETAILS
Active
Equity
Horse Racing
SWINGMAN THOROUGHBRED
CORP
CORPORATION OVERVIEW
Equity in the company.
END DATE
Oct 18, 2020
VIEW DETAILS
Completed
Equity
Horse Racing
SPORTBLX THOROUGHBREDS
CORP
Completed
Equity
Horse Racing
MAX PLAYER
CORP
Completed
Equity
Thoroughbreds
MAGDALENA RACING
CORP
SPORTBLX
PINHOOK THOROUGHBREDS
INVEST IN YOUNG BLOODSTOCK TO BE SOLD AS YEARLINGS
Invest
OTHER OFFERINGS
Non-Accredited Investment Coming Soon
BROCHURE
Support

SHAREHOLDER EXPERIENCE


SPORTBLX
Login
OFFERINGS
INVESTOR UPDATE CALL - SEPTEMBER 20, 2020
UNNAMED MUNNINGS FILLY (HIP #637) AT THE KEENELAND SALE - SEPTEMBER 16, 2020
Support

Recent Zoom Call for Annestes Thoroughbreds.

- Shareholders will have an online interface on Sportblx.com to access legal documentation and unique content
- Behind the scenes video
- Written content and blog posts
- Monthly updates will be regarding the progress and health of each horse
- Shareholders will be invited to frequent zoom calls with the Corporation's Directors and Officers and Special Guests


SPORTBLX
In the News
Support

Latest news and weblogs.


Max Player worked five furlongs in 1:00.1 at Churchill Downs
Max Player Workout - September 21, 2020
September 14, 2020:
Max Player worked four furlongs in 0:51.6 at Churchill Downs

Workout journal.


SPORTBLX
SIRE
TONALIST
DAM
ETERNAL GRACE, BY GILDED TIME
TRAINER
KENNY MCPEEK
BREEDER
K&G STABLES LLC
TRAINING
SHED ROW WALK
SEPTEMBER 17, 2020
3 FURLONG WORKOUT
AUGUST 14, 2020

Unique behind the scenes video.

HOMEBRED RUNNERS: MAX PLAYER



PLAYER

Max Player contesting the Grade 1 Kentucky Derby.

Max Player (KY)

Colt, Foaled 04/18

(Honor Code – Fools in Love, By Not for Love)

- Homebred, stud fee of $40,000
- Dam, Fools in Love, sold for $1 million, the "Sale Topper" in the 2007 Keeneland Sale
- Career Earnings Life to Date almost $0.5 million
- Winner, Wither Stakes (G3)
- Only 3 year old to contests all three legs of the Triple Crown
- Ran third to Tiz the Law in the Belmont Stakes (G1) and Travers Stakes (G1)
- Ran a troubled fifth in both the Preakness Stakes (G1) and Kentucky Derby (G1)
- Connections are looking forward to his four year old campaign

OTHER HOMEBRED RUNNERS



LOUISIANA DERBY
PANTS ON FIRE

Pants on Fire in the winner circle of the Louisiana Derby (G2).

Pants on Fire (KY)

Colt, Foaled 03/08

(Jump Start – Cabo De Noche, By Cape Town)

- Homebred, stud fee of $12,000
- Progeny of the dam, Cabo de Noche, sold for a total of $1 million
- Career Earnings over $1.7 million
- Winner, Louisiana Derby (G2), Pegasus (G3), Ack Ack (G3), Monmouth Cup (G2), Stakes Placed, Breeder's Cup Dirt Mile (G1), CD Handicap (G2), Le Compte (G3), Iselin (G3)

My Adonis (KY)

Colt, Foaled 4/09

(Pleasantly Perfect – Silent Justice, By Elusive Quality)

$531k earnings

Calamity Kate (KY)

Mare, Foaled 3/12

(Yes It's True – Justmeandmyshadow, By Tiznow)

$621k earnings, Sold for $550k

Oliver Zip (KY)

Colt, Foaled 4/11

(City Zip – All of Her Twist, By Forest Wildcat)

$268k earnings

RISKS AND DISCLAIMERS

Disclosure
Securities are offered through North Capital Private Securities, member FINRA / SIPC.

RISK FACTORS
AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THE PRIVATE PLACEMENT MEMORANDUM IS ADVISABLE PRIOR TO INVESTING.

Risks Related to our Business
This is a very young company.
The company's performance is entirely dependent upon the performance and sale of the horses that are purchased or bred by the Company.
Valuation of Horses. The Company will obtain 3rd party appraisals when relevant
Not all the horses to be owned by the company have been selected, and management may pick horses that fail to perform or that fail to be sold.
The cost of raising horses is unpredictable and speculative and may negatively impact the company's ability to generate revenue.
The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of the company's horses decreases, the company will still be responsible for the expenses of maintaining its horses.
There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.
While the company believes that there is a market for horse breeding, training and racing, that market is highly volatile.
If a horse is unsuccessful in training, becomes sick or injured, the company's revenue will be adversely affected.
Horse racing is extremely speculative and expensive.
The company may purchase insurance on its horses, which could require company resources to be spent to insure any losses from the death or injury of a horse, or not, which could result in significant costs and potential loss of investment.
The impact of COVID-19 on the horseracing industry may have a material impact on our business and ability to operate profitably.
Horse racing could be subjected to restrictive regulation or banned entirely, which could adversely affect the conduct of the company's business.

RISKS AND DISCLAIMERS

Risks Related to our Business (continued)
The racing future of and/or market for the horses in which the company has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling.
A decrease in average attendance at races coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the company's operations.
Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on the company's business.
The company may only own a minority interest in a horse and thus it may not have sufficient control regarding the training or racing of that horse.
Competitive interests and other factors can have unforeseen consequences.
Impact of non-compliance with regulations.
The company depends on a small management team and may need to hire more people to be successful.

Risks Related to this Offering and the Shares
Control of the company is in the hands of K&G
The company has no intention of paying dividend on a regular schedule as revenues are irregular, seasonal, and unpredictable.
The offering price has been arbitrarily set by the company.
The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes.
Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.
Investors cannot easily resell the securities.
The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares.
Shares.
Investors interests may be diluted

